TEMBEC INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders of Tembec Inc. will be held in the Omni Hotel Mont-Royal, Salons des Saisons A et B, 1050 Sherbrooke Street West, Montreal, Quebec, on the 23rd day of January 2003, at eleven o'clock in the morning, for the following purposes:

1. to receive the consolidated financial statements of the Company together with the report of the auditors for the fiscal year ended September 28, 2002;

2. to elect the directors for the ensuing year;

3. to appoint the auditors and authorize the board of directors to fix their remuneration;

4. to transact such other business as may properly come before the meeting.

A copy of the Management Proxy Circular accompanies this notice.

Since it is desirable that as many shares as possible be represented and voted at the meeting, you are requested if unable to attend the meeting in person, to complete and return the enclosed form of proxy in the envelope provided for that purpose.

Montreal, this 18th day of December 2002.

By Order of the board of directors

Claude Imbeau

Vice-President,

General Counsel and Secretary

TEMBEC INC.

CIRCULAR

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by the management of Tembec Inc. (the "Company" or "Tembec") of proxies to be used at the Annual General Meeting of Shareholders of the Company to be held at the time and place and for the purpose set forth in the foregoing Notice of Meeting. The solicitation will be primarily by mail; however, the directors, officers and employees of the Company may also solicit proxies by telephone, telecopier or in person. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxy

The persons named in the enclosed proxy form are corporate officers and/or directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form and, in either case, delivering the completed proxy form to the Secretary of the Company before the meeting.

Shareholders executing the proxy form may revoke it at any time, as long as it has not been exercised, by instrument in writing executed by the shareholder or his attorney authorized in writing and deposited either at the head office of the Company at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, or with the Chairman of the meeting on the day of the meeting, or adjournment thereof.

Exercise of Discretion by Agents

The shares represented by the enclosed proxy form will be voted in accordance with the instructions of the shareholders executing it and, where a choice is specified, the shares will be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE SHARES SO REPRESENTED WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOUR OF THE APPOINTMENT OF THE PROPOSED NOMINEE AS AUDITOR. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or new matters submitted to the meeting. At the time of printing of this Circular, the management of the Company knows of no such amendments or new matters.

Voting Shares and Principal Holders Thereof

On November 18, 2002, 86,424,732 common shares without nominal or par value of the Company were outstanding, each carrying the right to one vote per share, so that the aggregate number of votes attaching to all the outstanding shares is 86,424,732.

To the knowledge of the senior executives of the Company, no person or company beneficially owns, directly or indirectly, or exercises control over, more than ten per cent (10%) of the voting rights attached to all common shares of the Company.

Only shareholders of record at the close of business on December 16, 2002 will be entitled to vote at the meeting.

Election of Directors

There will be twelve (12) nominees to be elected at the meeting as directors, each to hold office for a term of one year or until his successor is elected or appointed.

Unless authority to vote on the election of directors is withheld, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in favour of the twelve (12) nominees listed below or, in the event of any vacancies among such nominees (an event that the management of the Company has no reason to believe will occur) in favour of the remaining nominees and of substitute nominees.

Information Concerning Nominees as Directors

Set forth below is information pertaining to persons who are proposed to be nominated for election as directors. If elected, they will serve until the next annual meeting of shareholders or until their successors are appointed in accordance with the by-laws of the Company.

The following information is based on data furnished by the directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director, except for directors who are unionized employees of the Company.

Claude Boivin

CLAUDE BOIVIN, former President and Chief Operating Officer of Hydro- Québec, has been a director of the Company since 1993 and serves as a member of its Corporate Governance, its Audit and its Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault inc. and Boralex Power Income Fund.

Mr. Boivin owns 4,825 common shares of the Company. Mr. Boivin attended 9 out of the 10 meetings of the board of directors, all of the meetings of the Audit Committee and all of the meetings of the Human Resources Committee of the Company for the fiscal year ended September 28, 2002.

James E. Brumm

JAMES E. BRUMM, Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, has been a director of the Company since April 1999 and serves as a member of its Audit, its Pension Fund Advisory and its Human Resources Committees. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 to 2002 and is a director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a Vice-President of the board of the Sanctuary for Families. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

Mr. Brumm owns 7,011 common shares of the Company. Mr. Brumm attended all of the meetings of the board of directors, all of the meetings of the Human Resources Committee and all of the meetings of the Pension Fund Advisory Committee of the Company for the fiscal year ended September 28, 2002.

Frank A. Dottori

FRANK A. DOTTORI, President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Bell Nordiq Group Inc. and co-chair of the Free Trade Lumber Council.

Mr. Dottori owns directly and indirectly 899,421 common shares of the Company. Mr. Dottori attended all of the meetings of the board of directors and all of the meetings of the Environmental Committee of the Company for the fiscal year ended September 28, 2002.

Jacques J. Giasson

JACQUES J. GIASSON, Chairman and Chief Executive Officer of Groulx- Robertson Ltd., has been Chairman and a director of the Company since 1991 and chairs its Corporate Governance and its Human Resources Committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory Committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental Committees in addition to serving as a member of its Audit Committee. He is also a director of ABN Amro Bank of Canada and Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

Mr. Giasson owns 45,443 common shares of the Company. Mr. Giasson attended all of the meetings of the board of directors, all of the meetings of the Audit Committee, all of the meetings of the Human Resources Committee, all of the meetings of the Environmental Committee and all of the meetings of the Pension Fund Advisory Committee for the fiscal year ended September 28, 2002.

Pierre Goyette

PIERRE GOYETTE has been a director of the Company since 1986, chairs its Audit Committee and serves as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc., Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

Mr. Goyette owns 4,226 common shares of the Company. Mr. Goyette attended 9 out of the 10 meetings of the board of directors and all of the meetings of the Audit Committee for the fiscal year ended September 28, 2002.

Gordon S. Lackenbauer

GORDON S. LACKENBAUER, Deputy Chairman of BMO Nesbitt Burns, has been a director of the Company since 1973 and serves as a member of its Corporate Governance Committee.

Mr. Lackenbauer owns 33,756 common shares of the Company. Mr. Lackenbauer attended 9 out of the 10 meetings of the board of directors for the fiscal year ended September 28, 2002.

Bernard Lamarre

BERNARD LAMARRE, Chairman of Bellechasse Santé Inc., has been a director of the Company since January 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal and of FRE Composites Inc., a director of Université de Montréal, Leroux Steel inc., Microcell Telecommunications Inc., Capital International CDPQ and is Chairman of the Montreal Fine Arts Museum.

Mr. Lamarre owns 10,863 common shares of the Company. Mr. Lamarre attended 9 out of the 10 meetings of the board of directors and all of the meetings of the Environmental Committee for the fiscal year ended September 28, 2002.

Mary Theresa McLeod

MARY THERESA McLEOD is the founder and president of McLeod Capital Corporation, a financial and regulatory consulting firm established in January 1997. Prior thereto, Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and chairs its Nominating and Corporate Governance committee. She is also a director of B Split Corp, Epcor Utilities Inc., Ontario Superbuild Corporation and Telco Split Corp. Ms. McLeod is a Chartered Financial Analyst and earned her B.A. from the University of Ottawa in 1972, and her MBA from the University of Western Ontario in 1976.

Ms. McLeod does not own any common shares of the Company.

Robert K. Rae

The Hon. ROBERT K. RAE, P.C., Partner of Goodmans LLP, has been a director of the Company since January 1997, chairs its Pension Fund Advisory Committee and serves as a member of its Corporate Governance and Human Resources Committees. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One Inc., Trojan Technologies Inc. and Niigon Technology and is the Chairman of Invesprint Corporation. He also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy, the Royal Conservatory of Music and the Toronto Orchestra. He is a director of the Canadian Ditchley Foundation, national spokesperson for the Leukemia Research Fund, a trustee of the University Health Network and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel.

Mr. Rae owns 5,591 common shares of the Company. Mr. Rae attended 6 out of the 10 meetings of the board of directors, all of the meetings of the Pension Fund Advisory Committee and all of the meetings of the Human Resources Committee for the fiscal year ended September 28, 2002.

Luc Rossignol

LUC ROSSIGNOL, President of Local 233 of the Communications, Energy and Paperworkers Union was elected to the board of directors of the Company in January 2000.

Mr. Rossignol owns 800 common shares of the Company. Mr. Rossignol attended 8 out of the 10 meetings of the board of directors for the fiscal year ended September 28, 2002.

Guylaine Saucier

GUYLAINE SAUCIER, chaired the Joint Committee on Corporate Governance of the Toronto Stock Exchange and the Canadian Investor Relations Institute, has been a director of the Company since 1993 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation.

Ms. Saucier owns 4,696 common shares of the Company. Ms. Saucier attended 8 out of the 10 meetings of the board of directors, all of the meetings of the Audit Committee and all of the meetings of the Pension Fund Advisory Committee for the fiscal year ended September 28, 2002.

François Tremblay

FRANÇOIS TREMBLAY, Partner of Cain Lamarre Casgrain Wells, has been a director of the Company since 1990 and serves as a member of its Environmental Committee.

Mr. Tremblay owns 10,571 common shares of the Company. Mr. Tremblay attended 8 out of the 10 meetings of the board of directors and all of the meetings of the Environmental Committee for the fiscal year ended September 28, 2002.

The average age of the directors is 60.

Corporate Governance

The Company's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The Corporate Governance Policy of the Company (the "Policy") adopted by the board of directors defines the functions and the mandate of the board of directors. The board has also created the following five committees, each with its own written mandate: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee, the Environmental Committee and the Pension Fund Advisory Committee. The board has recently decided to abolish the Executive Committee and to create the Corporate Governance Committee. The Executive Committee did not meet during the fiscal year ended September 28, 2002. The Company's corporate governance practices are described in Schedule "A" attached to this Management Proxy Circular.

The Chairman of the board and the majority of directors and members of board committees are independent of management. Nine of the Company's eleven directors are both unrelated and outside directors. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada), are the two board members who are considered to be related and inside directors.

No shareholder of the Company has the ability to exercise a majority of the votes for the election of the board of directors.

Remuneration of Directors

Only directors who are not full-time executives of the Company receive compensation for acting as members of the board of directors and as members of board committees. For the fiscal year 2002, directors were paid an annual fee of $12,500 plus $1,000 per meeting attended. Meetings held via telephone conference were remunerated on the basis of $625 per meeting. The Chairman of the board was paid an annual fee of $60,000.

For the fiscal year 2002, members of the Corporate Governance Committee, the Audit Committee, the Human Resources Committee, the Pension Fund Advisory Committee and the Environmental Committee, were paid an annual fee of $2,500 and $1,000 per meeting in which they participated. Committee Chairs were paid an annual fee of $4,000.

The board of directors has approved the annual fees for fiscal year 2003 which will be as followed: an annual fee of $75,000 for the Chairman of the board, an annual fee of $15,000 for each director, an annual fee of $5,000 for each Committee Chair, an annual fee of $3,000 for each Committee member, $1,000 per meeting attended, and $625 for special meetings held via telephone conference.

Directors may, twice-yearly, elect to subscribe to common shares under the stock purchase scheme set forth in the Long-Term Incentive Plan up to an amount equal to their retainer and attendance fees. In January and July of each year, directors are awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to the vesting schedule under the Long-Term Incentive Plan. Directors who elect not to subscribe for the full amount of their semi-annual retainer and attendance fees will lose a pro rata portion of the options granted. Directors are not entitled to participating awards and bonuses and are not eligible for the Long-Term Bonus in the Long-Term Incentive Plan. (see "Report on Executive and Other Compensation  - Long-Term Incentive Plan")

Liability Protection for Directors and Officers

Directors and officers are insured against liability in their capacity as directors and officers. This coverage provided by the Company is limited to a maximum coverage of $50,000,000.

Tembec Compensation Program

Tembec's general philosophy is to pay for performance at all levels of the Company. As a consequence, Tembec's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

Specifically, the objectives of Tembec's total compensation program are as follows:

1. to encourage employees to support defined corporate principles, objectives and priorities;

2. to encourage employees to become shareholders of the Company;

3. to motivate and reward employees who contribute to increase shareholder value; and

4. to retain key employees.

Report on Executive and Other Compensation

The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Company. The Committee is composed of four members of the board of directors. Mr. Jacques J. Giasson, Chairman of the Committee and also Chairman of the board, as well as Messrs. Claude Boivin, James E. Brumm and Robert K. Rae. The members of the Committee are neither employees nor former employees of the Company. The Committee may invite the Chief Executive Officer and the Vice-president Human Resources to attend meetings to provide advice and consultation as required.

The Committee oversees the application of the policies, plans and compensation for all employees. The Committee makes recommendations to the board of directors on all aspects of compensation payable to employees up to and including the Chief Executive Officer and approves compensation levels and grants for senior officers.

Compensation  - Unionized Employees

The majority of the Company's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Company encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and Tembec's Profit Sharing Plan. The Company also encourages employees to become shareholders via its Employee Stock Purchase Plan.

Compensation  - Non-Unionized/Management Employees and Executives

The majority of the Company's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short-Term Incentive Plan.

Executives and key employees may also participate in the Company's Long-Term Incentive Plan. This plan is geared to reward employees if Tembec's relative financial performance exceeds the performance of a group of predetermined forest industry companies.

Base Salary

The base salary midpoint is set at 95% of the applicable All Industrial Average (AIA) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in the Company. Salaries scales vary from 80% to 120% of the above mid-point.

The salary of employees who do not qualify under the Company's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

Short-Term Incentive Plan

The Short-Term Incentive Plan (STIP) is designed to relate a portion of the individual's compensation to the Company's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. The bonus potential available for each position is expressed as a percentage of Salary Midpoint (AIA) and varies according to the position of the individual, with the maximum potential being 80% of Salary Midpoint for the Chief Executive Officer and senior executives and ranging down to 30% of Salary Midpoint for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 50% of the maximum potential.

Ad Hoc Bonus Program

An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and Senior Executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage Tembec's entrepreneurial spirit.

Long-Term Incentive Plan

The Long-Term Incentive Plan (LTIP) which was amended by the board of directors on December 12, 2002, subject to regulatory approval, is designed to:

1. align the interests of key employees with those of shareholders by participation in a stock purchase scheme and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2. reward key employees if the Company's relative performance is superior to its competition; and

3. retain key employees.

Participants in the LTIP are granted under the stock purchase scheme an annual entitlement to purchase shares determined by dividing the individual's base salary by the market value of shares times a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. The Committee may award additional options.

Key employees who commit to purchase shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus. The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase shares under the stock purchase scheme on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

The Long-Term Bonus is designed to reward key employees if the Company outperforms a designated sample of its peers over three four-year cycles:

Cycle 1: a four-year period running from the beginning of the fiscal year in which a commitment to a subscription under the stock purchase scheme was made;

Cycle 2: a four-year period running from the beginning of the 2nd fiscal year following the fiscal year in which a commitment to a subscription under the stock purchase scheme was made; and

Cycle 3: a four-year period running from the beginning of the 3rd fiscal year following the fiscal year in which a commitment to a subscription under the stock purchase scheme was made.

A third of the Long-Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Company's relative average ROCE performance against the above pre-selected group of peers.

The bonus hurdles are as follows:

<50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

The Long-Term Bonus is equivalent to the participant's investment in shares purchased pursuant to the stock purchase scheme (on an after-tax basis) under the Long-Term Incentive Plan, provided that the shares are held during the period in question. The Committee may change the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

Shares under the stock purchase scheme are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro-rata portion of the options granted and the Long-Term Bonus.

On December 12, 2002, the board of directors amended the LTIP to (i) introduce the stock purchase scheme described above, (ii) eliminate any financial assistance to key employees, (iii) eliminate the grant of rights, and (iv) consolidate the shares previously reserved for issuance pursuant to the exercise of rights and options so that all such shares are currently reserved for issuance pursuant to the exercise of options.

All the executive officers who are employees of the Company and are listed on page 13 of this management proxy circular collectively own approximately 400% of their base salary in common shares of the Company.

CEO Compensation

Mr. Frank A. Dottori currently receives an annual base salary of $840,000 as President and Chief Executive Officer of the Company. The Committee has decided to maintain Mr. Dottori's base salary at the same level for the coming year. Mr. Dottori's annual base salary is determined in the same manner as described in the section above on base salary.

With respect to his total compensation for Fiscal 2002, Mr.Dottori earned a bonus of $262,187 under the Short Term Incentive Plan (representing 41.7% of his bonus potential under such plan or 31.2% of his 2002 base salary). The Committee also awarded him an ad hoc bonus of $115,000 to recognize his ability to sustainably lead the Company and its group of executives in the areas of strategic growth, cost reduction, margin improvement and employee development.

In establishing the CEO's compensation, the Committee refers to the AIA (All Industrial Average) data provided by Hay Group, which is felt to be the most representative for Tembec's activities and which surveys a total of 267 companies. The Committee believes that the CEO's total compensation is reflective of his above average performance, but also of the Company's performance during a difficult fiscal year.

Mr. Dottori's total compensation package for Fiscal 2002 places him at the P50 reference of Hay Total Compensation Design for AIA.

The Chief Executive Officer of the Company is required to own a minimum amount of common shares of the Company equivalent to 50% of his or her base salary or to acquire such amount of common shares within two years after he or she has been appointed as CEO.

Submitted by the Human Resources Committee:

  Jacques J. Giasson  Claude Boivin  Robert K. Rae  James E. Brumm

Executive Compensation

The following summary compensation table shows certain compensation components earned under the above programs by the President and Chief Executive Officer and the four other most highly-compensated executive officers of the Company ("Named Executive Officers") for services rendered during the financial years ended September 28, 2002, September 29, 2001 and September 30, 2000. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options and certain other compensation.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual Compensation ($)(1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(2)(3)

Frank A. Dottori President and Chief Executive Officer	2002 2001 2000	840,000 817,500 711,250	377,187 443,474 508,000	101,532 67,235 68,209	80,000 14,000 100,000	- - -	- 225,907 -	24,750 20,875 4,500
Terrence P. Kavanagh Executive V.-P. President, Pulp Group	2002 2001 2000	350,000 343,750 308,750	255,033 215,155 296,954	21,681 34,503 27,557	17,000 16,500 10,800	- - -	23,313 98,376 -	6,000 6,000 4,500
Denis Turcotte(4) Executive V.-P. Strategy and Corporate Development, President, Publishing Papers and Newsprint	2002 2001 2000	300,000 300,000 285,417	67,844 216,385 159,803	16,935 23,958 20,358	14,000 15,000 10,000	- - -	18,776 18,224 -	6,000 6,000 4,500
Fred LeClair Executive V.-P. President, Forest Products	2002 2001 2000	300,000 293,750 229,167	169,422 198,453 99,395	5,633 5,757 2,096	14,000 4,500 -	- - -	- - -	13,500 13,500 13,500
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	2002 2001 2000	300,000 287,500 237,500	210,351 191,729 212,757	8,662 11,172 5,562	14,000 12,000 8,000	- - -	15,019 14,850 -	12,250 10,583 4,500

___________

(1) Amounts shown in this column include the taxable benefit from loans by the Company which were granted for relocation purposes and/or for the purchase of Company shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2) Amounts shown in this column include the Company's contribution under the Employee Stock Purchase Plan. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. Under this plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market.

(3) Amounts shown in this column also include the Company's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

(4) Mr. Turcotte's employment with the Company terminated on September 30, 2002.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Option on the Date of Grant ($/Security)	Expiration Date

Frank A. Dottori	80,000	31.30	10.53	10.53	Nov. 14, 2011
Terrence P. Kavanagh	17,000	6.65	10.53	10.53	Nov. 14, 2011
Denis Turcotte	14,000	5.48	10.53	10.53	Nov. 14, 2011
Fred LeClair	14,000	5.48	10.53	10.53	Nov. 14, 2011
Michel Dumas	14,000	5.48	10.53	10.53	Nov. 14, 2011

The following table summarizes for each of the Named Executive Officers the number of options exercised in the financial year ended September 28, 2002, the aggregate value realized upon exercise and the total number of unexercised options held at September 28, 2002. The value realized upon exercise is the difference between the fair market value of the share on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between its exercise price and the market value of the share on September 28, 2002, which is $9.99 per share. These options have not been and, in some cases, may not be exercised. Actual gains, if any, on exercise will depend on the value of the Company's shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/Unexercisable

Frank A. Dottori	-	-	640,000/154,000	110,700/24,800
Terrence P. Kavanagh	-	-	170,720/35,580	130,750/0
Denis Turcotte	-	-	68,000/31,000	0/0
Fred LeClair	-	-	4,000/24,500	0/0
Michel Dumas	-	-	64,400/27,600	0/0

Retirement Plans

Retirement Plans  - Unionized Employees

The purpose of retirement plans is to provide an adequate income replacement upon retirement. The Company provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSP's, as negotiated in the various labour agreements.

Retirement Plans  - Management Employees and Executives

The Company provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

Prior to January 1, 2000, the basic plan for management employees and executives was a defined benefit plan which provided for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and STIP) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

Since January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a Company contribution of 6% of the employee's base salary and bonus (STIP only). Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year GIC. A group RRSP is also available to allow employees to save additional amounts for their retirement.

Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, multiplied by the years of credited service in excess of the base salary as defined in the basic plan, above.

The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PENSION PLAN TABLE

	Years of Service(1)
Remuneration ($)	15	20	25	30	35

Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

___________

(1) Under the Plans, the following Named Executive Officers have earned the following number of credited years of service at September 28, 2002:

	Supplementary Plan Years	Basic Plan Years

F.A. Dottori	30.9	26.1
T.P. Kavanagh	28.2	25.4
D. Turcotte*	11.4	8.6
F. Leclair	0.0	0.0
M. Dumas*	17.1	14.3

___________

* Messrs. Turcotte's and Dumas' services include years with a subsidiary of the Company in a similar plan.

Indebtedness

The aggregate indebtedness to the Company as at November 18, 2002 of all senior officers, executive officers, directors and former senior officers, executive officers and directors entered into regarding the purchase of securities of the Company, excluding routine indebtedness (as defined under applicable securities laws) was $5,349,784.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND

SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at Nov. 18, 2002 ($)	Financially Assisted Securities Purchases During 2002	Security for Indebtedness

Frank A. Dottori President & Chief Executive Officer	Lender	3,007,963	2,973,706	40,000	307,000 shares
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	Lender	275,710	275,710	7,000	21,000 shares
Charles Gagnon V.-P., Corporate Relations	Lender	103,535	102,393	2,000	7,950 shares
Claude Imbeau V.-P., General Counsel and Secretary	Lender	55,400	55,400	2,500	5,250 shares
Terrence P. Kavanagh Executive V.-P., President, Pulp Group	Lender	474,154	462,735	8,500	38,150 shares
Gerry Kutney V.-P. and General Manager, Chemical Products Group	Lender	131,735	131,735	2,500	10,750 shares
Fred LeClair Executive V.-P., President Forest Products Group	Lender	182,535	182,535	7,000	14,250 shares
James Lopez Executive V.-P., Forest Resources Management Group	Lender	264,698	258,989	4,500	23,900 shares
Stephen Norris Treasurer	Lender	57,967	57,967	1,500	4,925 shares
Yves Ouellet V.-P., Human Resources	Lender	90,729	90,729	2,500	7,450 shares
Mahendra A. Patel V.-P., Engineering, Purchasing and Logistics	Lender	197,490	191,781	3,000	20,250 shares
Jacques Rochon V.-P., Information Technology	Lender	52,965	52,965	-	3,750 shares
Jacques Rocray V.-P., Environment	Lender	106,745	105,831	2,500	8,250 shares
Jean-Louis TÉtrault V.-P., Admin. and Legal Affairs	Lender	153,830	153,830	3,000	17,000 shares
Richard Tremblay Corporate Controller	Lender	139,148	131,098	1,500	12,175 shares
Denis Turcotte Executive V.-P., Corporate Development and Strategy President, Publishing Papers and Newsprint	Lender	326,210	-	7,000	- shares
Mel Zangwill Senior V.-P., President, Paperboard Group	Lender	122,380	122,380	6,000	11,000 shares

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into employment agreements of indefinite terms with the Named Executive Officers which provide that if their employment is terminated for any reason other than for cause, they shall be entitled to receive reasonable compensation.

Performance Graph

The following performance graph shows the yearly change in the cumulative total shareholder return on the Company's shares compared with the TSX Paper & Forest Product Index, the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index over the five-year period ended September 30, 2002.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculation excludes trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percentage terms, can be calculated from the year-end investment values in the graph below.

	1998	1999	2000	2001	2002

Tembec Inc.	100	193	212	144	139
S&P/TSX Composite Index	100	126	190	127	117
TSX Paper & Forest Product Index	100	148	152	131	147
S&P/TSX Canadian Materials Index	100	120	99	108	118

___________

Notes:

(1) Tembec has not paid any dividend.

(2) S&P/TSX Composite Index, TSX Paper & Forest Product Index and S&P/TSX Canadian Materials Index are total return indexes (all dividends reinvested).

(3) Data up to September 30, 2002.

(4) After May 2003, the TSX Paper & Forest Product Index will be integrated in the S&P/TSX Canadian Materials Index.

Appointment and Remuneration of Auditors

The board of directors of the Company, on the recommendation of its Audit Committee, proposes that KPMG, chartered accountants, be appointed as auditors of the Company.

The aggregate fees billed by KPMG for audit and audit-related services provided to the Company for the 2002 fiscal year were approximately $1,329,000. For non-audit services, fees billed in 2002 were approximately $364,000.

It is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby for the appointment as auditors of the Company of the firm KPMG, at a remuneration to be fixed by the board of directors.

Other Matters

Unless otherwise specified, the information contained herein is given as of November 18, 2002. The management knows of no matters which will come before the meeting other than the matters referred to in the Notice of Meeting. If any amendments or new matters are submitted to the meeting, the accompanying proxy instrument will be voted on such amendments or new matters in accordance with the best judgment of the person voting it.

Montreal, Quebec, December 18th, 2002.

Claude Imbeau

Vice President,

General Counsel and Secretary

SCHEDULE A

CORPORATE GOVERNANCE PRACTICES

The board of directors and management of the Company consider good corporate governance to be an important factor in the efficient and effective operation of the Company. The board has carefully considered the corporate governance guidelines of the Toronto Stock Exchange ("TSX") and compared them with its existing practices. The following description summarizes the Company's corporate governance practices. The numbers in parentheses correlate to each of the guidelines set forth by the TSX.

Board of Directors (1, 2, 3, 7, 12)

The board of directors is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains effective control over the Company and monitors the executive management. The directors are kept informed of the Company's operations at meetings of the board and its committees and through reports and analyses and discussions with management.

The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2,500,000. The board also considers and reviews the means by which shareholders can communicate with the Company, including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

The board of directors has adopted a formal mandate which describes its principal functions. The mandate provides that the board will consider recommendations made by the officers of the Company who are responsible (a) for the general day to day management of the Company, and (b) for making recommendations to the board with respect to long term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management.

The board currently consists of 11 members. The board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors and between the directors and management.

The Company considers that 9 of the 11 directors on the board qualified as outside and unrelated directors throughout the last financial year. Frank A. Dottori, President and Chief Executive Officer of the Company and Luc Rossignol, President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are related directors. The Company considers the term "unrelated" to mean independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In determining whether outside directors are unrelated, the board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation, customer, supplier and service provider relationships. Certain directors may be partners in or officers of entities that provide legal, financial or other services to the Company or its subsidiaries. These directors are considered unrelated given that such services are provided on customary commercial terms by such entities and received by the Company or its subsidiaries in the ordinary course of their businesses and the ability of the Company or its subsidiaries to obtain such services from any one of such entities in particular is not considered material to the Company or its subsidiaries. The board, through the Corporate Governance Committee, will consider the continued appropriateness of board membership of individual directors who retire, change employment, or change the responsibility that they held when they were elected to the board.

The Company does not have a significant shareholder.

Committees of the Board of Directors (9, 13)

The board of directors has established five committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. The Human Resources Committee of the board was responsible for annually evaluating the performance and mandates of committees of the board and reporting its findings to the board. This responsibility has been transferred to the recently created Corporate Governance Committee.

With the exception of the Environmental Committee, where Mr. Frank Dottori, the President and Chief Executive Officer of the Company is a member, all committees of the board of directors are composed of outside, unrelated directors.

Corporate Governance Committee (4, 5, 6, 7, 8, 10)

The board of directors has recently created a Corporate Governance Committee and adopted a Corporate Governance Committee mandate. The board has assigned to the Corporate Governance Committee the mandate and responsibility for the Company's approach to board governance issues and the Company's response to the governance guidelines. The Corporate Governance Committee will review and report to the board annually on the size, composition, profile and compensation of the board of directors, recommend candidates for nominees for election or appointment as directors and evaluate and report to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The Corporate Governance Committee will also review, on an annual basis, the board/management relationship and recommend to the board structures and procedures to ensure that the board functions independently of management. The Corporate Governance Committee will continue implementing an appropriate orientation and education program for new members of the board to ensure that prospective candidates for board membership have received the appropriate information to permit them to fully understand the role of the board and its committees and the contributions expected from individual directors. The Corporate Governance Committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae.

Audit Committee (13)

The Audit Committee meets on a regular basis with the financial officers of the Company and the independent auditors to review and inquire into: (a) matters affecting financial reporting; (b) the system of internal accounting and financial controls and procedures; (c) independence of the external auditors; (d) the audit procedures and audit plans; and (e) the financial and business risks or exposures of the Company and the steps that management has taken to control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration. During the last financial year, the aggregate amounts paid for professional services rendered by the Company's auditors, KPMG, chartered accountants and its affiliates, to the Company and its subsidiaries were approximately $1,329,000 for audit services and $364,000 for non-audit services. The board of directors has determined that the nature of the services provided and the fees paid to its external auditors for non-audit services should not affect their ability to carry out the external audit with independence.

The Audit Committee reviews and recommends to the board, for approval: (a) the financial statements in the annual report; (b) the audited annual financial statements and the management discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) financial statements and other documents required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually. The Audit Committee met five times during the last financial year. This committee is composed of Messrs. Pierre Goyette (Chairman), Claude Boivin, Jacques J. Giasson, James E. Brumm and Ms. Guylaine Saucier, all of whom are financially literate and two of whom have accounting or related financial expertise, with Mr. Goyette and Ms. Saucier possessing the professional designation of Chartered Accountant.

Human Resources Committee (1, 5, 6, 8)

The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, considering terms of employment, including succession planning and matters of remuneration, recommending awards under the Company's long term and short term incentive plans, employee stock purchase plan, employee profit sharing plans and for certain matters relating to the design and funding of the Company's pension plans. The Human Resources Committee annually reviews and approves the remuneration of corporate and divisional officers (other than senior executives) and the remuneration of all other employees of the Company on an aggregate basis.

The Human Resources Committee is responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Company under such programs. Where appropriate, the Human Resources Committee reports or makes recommendations on significant issues to the board of directors. The Human Resources Committee's responsibilities include: (a) reviewing the Company's occupational health and safety policies; (b) reviewing compliance reports and the plan and timetable to correct deficiencies; (c) monitoring the Company's performance in relation to applicable occupational health and safety legislation and standards; and (d) reviewing and reporting to the board of directors on the appropriateness of the policy guidelines and on the state of readiness to respond to crisis situations.

During the last financial year, the mandate of the Human Resources Committee included: (a) responsibility for the Company's approach to board governance issues and the Company's response to the governance guidelines; (b) responsibility for the composition, compensation, evaluation and governance of the board of directors; (c) recommendation of nominees for election or appointment as directors; (d) production of a directors' manual used in the orientation program for new directors; and (e) maintaining an effective working relationship between the board and management of the Company. The Human Resources Committee used annual surveys completed by board members relating to the performance of both individual directors and the full board to conduct its evaluation of the board and its members. The results of the surveys were reported by the Human Resources Committee to the board. With the creation of the Corporate Governance Committee, the tasks mentioned in this paragraph were assigned by the board to the newly-created Corporate Governance Committee.

The Human Resources Committee met six times during the last financial year. This committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, James E. Brumm and Robert K. Rae.

Environmental Committee (1)

The Environmental Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Company on matters relating to the environment. This committee met four times during the last financial year. This committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay.

Pension Fund Advisory Committee (1)

The Pension Fund Advisory Committee is responsible for supervising the administration of the retirement plans in accordance with the Company's conflict of interest policy. This committee notably monitors the investment performance of the trust funds for the Company's retirement plans and compliance with applicable legislation and investment policies. This committee met six times during the last financial year and is composed of Messrs. Robert K. Rae (Chairman), James E. Brumm, Jacques J. Giasson and Ms. Guylaine Saucier.

Summary of Attendance of Directors

The board of directors met ten times during the last financial year, with five meetings being held outside of the normal course of business.

The overall attendance was 87% at board meetings and 99% at committee meetings for the year.

With Further Reference to Other TSX Guidelines:

In addition to the matters and practices hereinabove described, the board of directors has explicitly assumed responsibility for the following duties and objectives:

1.  Adoption of a Strategic Planning Process (1)

The board has the responsibility to participate, through its committees, in developing and approving the mission of the Company, its objectives and goals and the strategy by which it proposes to reach those goals. The board oversees the implementation of an action program based on the purpose, strategy, operations, results, organization, resources and environment of the Company.

The board has the responsibility to ensure congruence between shareholder expectations, Company plans and management performance.

The strategic planning process, involving five-year plans, is the responsibility of management. The board annually participates in strategic planning, provides guidance for the development of corporate strategy, reviews the strategic plans proposed and developed by management, ensuring that such plans include an assessment of the opportunity and risks of the Company's business, and approves the strategic plans.

2.  Identification and Management of Principal Risks and Opportunities (1)

The board has considered and does, in its meetings and deliberations, consider the principal risks and opportunities of the Company's business and receives and reviews reports of the Company's assessment and management of such risks and opportunities.

The Audit Committee, the Human Resources Committee and the Environmental Committee play a key role in identifying the Company's principal risks and opportunities, and in implementing and monitoring systems put in place to address these risks and opportunities.

3.  Selection of Candidates to the Board of Directors (4, 6, 12)

Pursuant to the mandate of the board of directors, the board considers the skills and competences of the members of the board on an annual basis, from the perspective of determining which additional skills and competences would be helpful to the board. The identification of specific candidates for consideration for board membership is the responsibility of the Corporate Governance Committee, which will be guided by the findings of the board in relation to competences and skills required. The membership of the board must include at least three directors that are or have been directly or indirectly involved in the development, operation or management of a forest products company. The board considers that a majority of its members meet this criteria.

The board, through its Corporate Governance Committee, is also responsible for providing prospective directors with sufficient information to permit them to fully understand the role of the board, the role of committees of the board, and the contribution that individual directors are expected to make, including the commitment of time and energy that the Company expects of its directors.

4.  Selection of Management (1, 11)

The board, acting upon the advice of the Human Resources Committee, has the responsibility for the appointment of a chief executive officer, for the development of the chief executive officer's position description and objectives, for monitoring and assessing the chief executive officer's performance against these objectives, determining the chief executive officer's compensation and providing advice and counsel in the execution of the chief executive officer's duties. The Human Resources Committee has recently reviewed the position description of the chief executive officer as well as his performance.

The board also has the responsibility for approving the appointment and remuneration of all other senior executives, acting upon the advice of the Human Resources Committee.

5.   Succession Planning, Training and Performance of Senior Management (1)

The board has the responsibility for ensuring that adequate provision has been made for management succession.

A succession plan exists for every key executive position in the Company. Specific individuals have been identified as candidates to replace key positions, including the Chief Executive Officer and his direct reports, in case of sudden departure of a key executive, for any reason.

The Human Resources Committee reviews and reports to the board on organizational structure and management succession planning matters. It reviews and monitors executive performance and development programs.

The board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management commitment to the training and development of all permanent employees.

6.  Monitoring and Acting (1)

The board expects management to be responsible for the operation of the business, while respecting authorized financial limits, and adhering to the strategic plan, operational budget and the policies adopted by the Company. The board has the responsibility to monitor the Company's progress towards its goals, and to revise and alter its direction in light of changing circumstances.

The board has the responsibility to take action when performance falls short of its goals or as other special circumstances warrant.

7.  Communications Policy (1)

The board is responsible for ensuring effective communication between the Company, its shareholders and the public. The board has mandated the Audit Committee, the Corporate Governance Committee and the Environmental Committee to review and advise the board on policies and programs to create a strong, cohesive, sustained and positive image of the Company for customers, shareholders, governments and the public.

The board has the responsibility for ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards. It has also the responsibility for timely reporting of any other developments that have a significant and material impact on the value of the shareholders' assets, and for reporting annually to shareholders on its stewardship for the preceding year. Shareholders may also obtain information by communicating directly with management by telephone, mail or the Company's web site.

The board of directors has adopted a disclosure policy for the Company. This policy, which will be reviewed annually, provides guidance with respect to the Company's interaction with analysts and the public and contains measures to assist the Company in avoiding selective disclosure.

8.   Integrity of Internal Control and Management Information Systems (1)

The board has, through its various committees, put in place an effective system for ensuring integrity of internal control and management information systems and monitoring the implementation of corporate strategies in various areas, such as, for example:

• With regard to the Audit Committee:

compliance of financial reporting with generally accepted accounting standards and principles, review and approval of financing plans, management programs and procedures regarding internal controls, management's response to the internal control recommendations of the external auditors;

• With regard to the Corporate Governance Committee:

composition and remuneration of the board of directors and committee members and effectiveness of management interaction with the board;

• With regard to the Human Resources Committee:

employment and remuneration and occupational health and safety;

• With regard to the Environmental Committee:

compliance with environmental policies, standards and applicable legislation;

• With regard to the Pension Fund Advisory Committee:

monitoring the investment performance of the trust funds for the Company's retirement plans and compliance with applicable legislation and investment policies.

9.  Independence of the Board of Directors from Management (12)

The Chairman of the board of directors is appointed by the full board and may not be a member of management. The Chairman of the board, Jacques Giasson, was chosen by the full board, is an unrelated director, and serves as independent board leader. The Chairman is responsible for ensuring that the board evaluates the performance of management objectively and that the board understands the boundaries between board and management responsibilities. The Chairman also ensures that the board is in full control of the Company's affairs and alert to its obligations to the shareholders.

Frank A. Dottori, President and Chief Executive Officer of the Company, is both a member of management of the Company and a director. Mr. Dottori was present at all meetings of the board in the last financial year, unless the topic discussed related to the performance or compensation of the Chief Executive Officer. The Vice-President, General Counsel and Secretary of the Company was also present at meetings of the board of directors in his capacity as Secretary. At the invitation of the board, senior management attends board meetings and provides reports to the board on the financial and operating performance of the various business groups of the Company. The board does not see a need to meet on a regular basis without management present, but does exclude management from time to time, as appropriate.

10.  Outside Advisors (14)

The Corporate Governance Committee, through its Chairman, will evaluate and, if appropriate, approve any requested engagement by individual directors of outside advisors at the Company's expense.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 20, 2002